   SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:Gannett Co., Inc.

NAME OF PERSON RELYING ON EXEMPTION: Communication Workers of America

ADDRESS OF PERSON RELYING ON EXEMPTION: 501 Third Street, N.W., 6th Floor, Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_____________________________________________________________________________________________________________________________________________________________________

THE NEWSGUILD – CWA

501 3rd Street, NW, 6th floor, Washington, DC  20001

(202) 434-7177    Fax (202) 434-1472      newsguild.org

VOTE YES ON PROPOSAL #6 AT GANNETT COMPANY – THE PRODUCTION OF AN ANNUAL REPORT ON JOURNALISM

May 26, 2020

Dear Gannett Company shareholder:

We urge you to VOTE YES on shareholder proposal #6 by or before the annual meeting on June 8, 2020 to recommend Gannett begin issuing an annual report on the state of journalism at its newsrooms. The proposal from The United Media Guild (NewsGuild Local 36047) will provide important information for all stakeholders to evaluate the company’s performance in its core product: News.  Such a report could use metrics developed by the company to:

1.       Provide an overview of news topics covered by each publication and identify  which issues are no longer covered due to cost-cutting;

2.       Examine the impact of our publications on their communities and assess the consequences for communities of no-longer-covered or sparsely-covered beats;

3.       Describe the evolution of the news production cycle and explore the effects of increasingly early print deadlines on the coverage of city council meetings, election results, and high school sports1;

4.       Assess the morale of our employees and seek their views on recent changes in their workplaces;

5.       Investigate any tensions between newsrooms and advertising departments in the quest to boost revenues.

We are The NewsGuild–Communications Workers of America, and we represent over 20,000 employees in the news industry, including employees at 36 Gannett publications. For over 80 years, we have fought for journalistic integrity and press freedom, both for our members and for our democracy. Our members stand for journalism and organizations that create journalism. We know that quality journalism is vital for political accountability and democratic governance at all levels. News is a product people want and they’re willing to pay for it through subscriptions.

Now is the time to understand the relationship between financial decisions and our core product.

Revenues from journalism – digital and print – constitute roughly 90% of Gannett’s revenues. A review of annual and quarterly reports, however, does not give us an adequate insight into how Gannett is performing in providing news to communities.

For instance, even before the COVID-19 pandemic, the news industry has been rapidly changing. The shift to digital has been transformative. The pandemic has accelerated the squeeze on revenues. It would be useful for stakeholders to understand the progress the company has made in the digital transition and the impediments it has faced. A report dedicated to understanding how journalism is produced at Gannett would give us insight into attempts to stabilize print revenues, the effectiveness of websites and apps for individual publications, the development of new products at various publications, and the training given employees to make this transition.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

1 Bruce Rushton, “No News? SJ-R Changes Deadlines,” Illinois Times, May 21, 2020: https://www.illinoistimes.com/springfield/no-news/Content?oid=12172722

Further, Gannett has made a series of employment reductions since the November 19, 2019 merger of New Media Investment Group (which owned GateHouse Media) and legacy Gannett. One estimate puts the number at 500 although Board Chairman Michael E. Reed inadvertently suggested 4,000.2 How have those cuts affected print deadlines or the coverage of news in our communities? What are the news beats that are no longer or sparsely covered? What is the morale of employees who see worksites shrink?

Gannett has remained neutral on this proposal, leaving it to shareholders to make up your own mind. We urge you to VOTE YES.

The company does not recommend either for or against this proposal. Its comments in the proxy statement are related to the potential costs of producing such a report that might not justify its benefits.

The NewsGuild-CWA believes such costs to be minimal. Our union produced a similar report at another news company – Tribune Publishing – on the basis of an employee survey and other primary source material.3  We stand ready to assist with Company attempts in this area.

As for the benefits of this report, our stock has lost over 75% of its value since the merger, and an in-depth understanding of Gannett’s core product would give faith to investors. One of those shareholders claimed “nobody believes the numbers” of predecessor company New Media Investment Group of publishing.4 As The NewsGuild-CWA found in its Tribune report, this is an opportunity to talk in positive terms about the awards won by our publications and the dedication of its frontline workforce. It is also the time to lay out honestly the trade-offs the company makes in newsroom staffing as it operates under the weight  of its $1.8 billion debt to Apollo Global Management.

This is an opportunity for investors to understand Gannett better. Please vote yes on Proposal 6 in this year’s proxy statement.

Sincerely,

Jon Schleuss

NewsGuild-CWA President

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

2 Keith J. Kelly, “USA Today publisher unveils employee pay cuts, furloughs,” New York Post, March 30, 2020: https://nypost.com/2020/03/30/usa-today-publisher-unveils-employee-pay-cuts-furloughs/ .  Board Chairman Michael E. Reed actually let slip the number 4,000. See Joshua Benton, Twitter post, May 12, 2020: https://twitter.com/jbenton/status/1260245306853208064

3 NewsGuild-CWA, “The State of Journalism at Tribune Publishing,” May 19, 2020: https://newsguild.org/the-state-of-news-tribune-publishing

4 The comment was from Leon Cooperman on the New Media Investment Group 3rd quarter earnings call, October 31, 2020: https://www.fool.com/earnings/call-transcripts/2019/11/01/new-media-investment-group-newm-q3-2019-earnings-c.aspx